SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULES
13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
( Amendment No. 1 )
Netezza Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64111N 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64111N 10 1	Page	2	of	11 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix Partners VI, L.P. (04-3496468)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[1]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-5,707,345-[2]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-5,707,345-[2]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-5,707,345-[2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.58%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 This Schedule 13G is filed by Matrix Partners VI, L.P. (“Matrix VI”); Matrix VI Parallel Partnership-A, L.P. (“Parallel A”), Matrix VI Parallel Partnership-B, L.P. (“Parallel B”) (collectively, “Matrix VI Entities”); Matrix VI Management Co., L.L.C. (“Matrix VI MC”), the general partner of each of the Matrix VI Entities; and Paul J. Ferri (“Ferri”), Managing Member of Matrix VI MC (collectively, the “Reporting Persons”). The Reporting Persons expre ssly disclaim status as a “group” for purposes of this Schedule 13G.
2 Represents 5,707,345 shares held by Matrix VI. Matrix VI MC is the general partner of Matrix VI, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Matrix VI shares. The Reporting Persons disclaim beneficial ownership of the Matrix VI shares, except to the extent of their respectiv e pecuniary interests therein.
3 This percentage is calculated based upon 59,578,633 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	64111N 10 1	Page	3	of	11 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Parallel Partnership-A, L.P. (04-3510156)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[4]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-1,904,047-[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-1,904,047-[5]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-1,904,047-[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.20%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
4 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
5 Represents 1,904,047 shares held by Parallel A. Matrix VI MC is the general partner of Parallel A, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Parallel A shares. The Reporting Persons disclaim beneficial ownership of the Parallel A shares, except to the extent of their respective pecuniary interests therein.
6 This percentage is calculated based upon 59,578,633 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	64111N 10 1	Page	4	of	11 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Parallel Partnership-B, L.P. (04-3510157)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[7]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-637,880-[8]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-637,880-[8]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-637,880-[8]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.07%[9]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
7 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
8 Represents 637,880 shares held by Parallel B. Matrix VI MC is the general partner of Parallel B, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Parallel B shares. The Reporting Persons disclaim beneficial ownership of the Parallel B shares, except to the extent of their respective pecuniary interests therein.
9 This percentage is calculated based upon 59,578,633 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	64111N 10 1	Page	5	of	11 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Matrix VI Management Co., L.L.C. (04-3496466)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[10]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-8,249,272-[11]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-8,249,272-[11]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-8,249,272-[11]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.85%[12]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
10 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
11 Includes 8,249,272 shares held by the Matrix VI Entities (5,707,345 shares held by Matrix VI, 1,904,047 shares held by Parallel A, and 637,880 shares held by Parallel B). Matrix VI MC is the general partner of the Matrix VI Entities, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Matrix VI Entities shares. The Reporting Persons disclaim beneficial ownership of the Matrix VI Entities s hares, except to the extent of their respective pecuniary interests therein.
12 This percentage is calculated based upon 59,578,633 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No.	64111N 10 1	Page	6	of	11 pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Paul J. Ferri

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑[13]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-8,390,145-[14]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-8,390,145-[14]

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-8,390,145-[14]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.08%[15]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
13 This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
14 Includes 5,707,345 shares held by Matrix VI, 1,904,047 shares held by Parallel A, 637,880 shares held by Parallel B); and 111,255 shares held by Matrix Partners VIII, L.P. (“Matrix VIII”) and the following holdings of Ferri: 4,618 shares of restricted common stock (“Ferri Shares”) and options to purchase 25,000 shares of common stock (exercisable on or within 60 days of the Date of Event of this Schedule 13G filing) held by Ferri (“Ferri Options”). Matrix VI MC is the general partner of each of the Matrix VI Entities, and Ferri is a managing member of Matrix VI MC. Ferri has sole voting and dispositive power with respect to the Matrix VI Entities shares, the Matrix VIII shares, the Ferri Shares and the Ferri Options. The Reporting Person disclaims beneficial ownership of the Matrix VI Entities shares, except to the extent of his pecuniary interest therein
15 This percentage is calculated based upon 59,578,633 shares of the Issuer’s common stock outstanding as of December 31, 2008.

CUSIP No. 64111N 10 1

Item 1(a)	Name of Issuer:

Netezza Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

200 Crossing Boulevard Framingham, MA 01702

Item 2(a)	Name of Person Filing:

The reporting persons are:

Matrix Partners VI, L.P. (“Matrix VI”)
Matrix VI Parallel Partnership-A, L.P. (“Parallel A”)
Matrix VI Parallel Partnership-B, L.P. (“Parallel B”)
Matrix VI Management Co., L.L.C. (“Matrix VI MC”)
Paul J. Ferri (“Ferri”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Matrix Partners 100 Winter Street, Suite 4500 Waltham, MA 02451

Item 2(c)	Citizenship:

	Matrix VI Parallel A Parallel B Matrix VI MC Ferri	Delaware limited partnership Delaware limited partnership Delaware limited partnership Delaware limited liability company United States citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Netezza Corporation.

Item 2(e)	CUSIP Number:

64111N 10 1

Item 3	Description of Person Filing:

Not applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned:

As of December 31, 2008: (i) Matrix VI was the record holder of 5,707,345 shares of Common Stock (the “Matrix VI Shares”); (ii) Parallel A was the record holder of 1,904,047 shares of Common Stock (the “Parallel A Shares”); (iii) Parallel B was the record holder of 637,880 shares of Common Stock (the “Parallel B Shares”); (iv) Matrix VI MC was the record holder of 0 shares of

Page 7 of 11 pages

CUSIP No. 64111N 10 1

Common Stock (“Matrix VI MC Shares”); (v) Matrix VIII was the record holder of 111,255 shares of Common Stock (“Matrix VIII shares”); (vi) Matrix VIII US MC was the record holder of 0 shares of Common Stock (“Matrix VIII US MC Shares”); and (vii) Ferri was the record holder of 4,618 shares of Restricted Common Stock (the “Ferri Shares”) and the holder of options to purchase 25,000 shares of Common Stock (the “Ferri Options”) exercisable on or within 60 days of the Date of Event for this Schedule 13G filing.

Matrix VI MC, as the general partner of each of Matrix VI, Parallel A and Parallel B, has sole voting and dispositive power of the Matrix VI Shares, Parallel A Shares and Parallel B Shares; and Matrix VIII US MC, as general partner of Matrix VIII, has sole voting and dispositive power of the Matrix VIII shares. Ferri, as a managing member of Matrix VI MC, has sole voting and dispositive power of the Matrix VI Shares, the Parallel A Shares and the Parallel B Shares; and as a managing member of Matrix VIII US MC, has sole voting and dispositive power of the Matrix VIII shares. Ferri has sole power to vote and/or dispose of the Ferri Shares and the Ferri Options.

(b)	Percent of Class:

Matrix VI:	9.58%
Parallel A:	3.20%
Parallel B:	1.07%
Matrix VI MC:	13.85%
Ferri:	14.08%

(c) Number of Shares as to which the Person has:

	NUMBER OF SHARES

Reporting Person	(i)	(ii)	(iii)	(iv)

Matrix VI	5,707,345	0	5,707,345	0
Parallel A	1,904,047	0	1,904,047	0
Parallel B	637,880	0	637,880	0
Matrix VI MC	8,249,272	0	8,249,272	0
Ferri	8,390,145	0	8,390,145	0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Page 8 of 11 pages

CUSIP No. 64111N 10 1

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 9 of 11 pages

CUSIP No. 64111N 10 1
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
DATED: February 10, 2009.

Matrix Partners VI, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-A, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-B, L.P.

By:	Matrix VI Management Co., L.L.C. , Its General Partner

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

Matrix VI Management Co., L.L.C.

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

/s/ Paul J. Ferri

Paul J. Ferri

Page 10 of 11 pages

CUSIP No. 64111N 10 1
Exhibit I
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Netezza Corporation.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     EXECUTED as of this 10th day of February, 2009.

Matrix Partners VI, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-A, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

Matrix VI Parallel Partnership-B, L.P.

By:	Matrix VI Management Co., L.L.C., Its General Partner

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

Matrix VI Management Co., L.L.C.

	By:	/s/ Timothy A. Barrows
Timothy A. Barrows, Authorized Member

/s/ Paul J. Ferri

Paul J. Ferri

Page 11 of 11 pages